UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

HALCÓN RESOURCES CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-35467	20-0700684
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1000 Louisiana, Suite 6700, Houston, Texas	77002
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (832) 538-0300

Not Applicable

(Former name or former address, if changed since last report)

HALCÓN RESOURCES CORPORATION

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

THIS SCHEDULE IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF HALCÓN RESOURCES CORPORATION.

GENERAL

This Information Statement is being mailed or delivered to the stockholders of record of shares of common stock, par value $0.0001 per share (the “Common Stock”) of Halcón Resources Corporation, a Delaware corporation (the “Company”) as of August 30, 2016 with respect to a change of the majority of directors of the board of directors of the Company.  This Information Statement is being distributed on or about August 31, 2016.

On July 27, 2016, the Company and certain of its subsidiaries filed voluntary petitions for relief (the “Bankruptcy Cases”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware in order to effect the Company’s pre-packaged plan of reorganization (the “Plan”). In connection with the Plan, the terms of the current members of the board of directors of the Company shall expire and the existing members shall approve the appointment of the members of a new board (the “New Board”), which shall take office on the effective date of the Plan (the “Effective Date”). The New Board shall be a nine (9) member board comprised of:

i.                  the chief executive officer of the Company;

ii.               three (3) directors designated by Ares Management LLC (“Ares”) (provided that one such board selection shall be subject to the written consent of Franklin Advisers, Inc. (“Franklin”), which consent shall not be unreasonably withheld);

iii.            three (3) directors designated by Franklin, (provided, in the cases of clauses (ii) and (iii) for so long as Ares or Franklin, respectively, continues to be a “Requisite Third Lien Noteholder” (as defined in the Plan to mean as of the date of determination, holders of the Company’s 13.0% Senior Secured Notes due 2022 (the “Third Lien Notes”) that entered into that certain Restructuring Support Agreement dated as of June 9, 2016 with the Company (“Consenting Third Lien Noteholders”), holding at least a majority in aggregate principal amount outstanding of the Third Lien Notes held by such Consenting Third Lien Noteholders as of such date; provided that Requisite Third Lien Noteholders shall include (a) Ares, for so long as it, together with its affiliated funds that are Consenting Third Lien Noteholders, holds greater than 20% in aggregate principal outstanding amount of the Third Lien Notes, and (b) Franklin, for so long as it, together with its affiliated funds that are Consenting Third Lien Noteholders, holds greater than 20% in aggregate principal outstanding amount of the Third Lien Notes) and, if Ares or Franklin is not a Requisite Third Lien Noteholder, then its three (3) directors shall be designated by Requisite Third Lien Noteholders (and if Franklin is not so included, it shall also lose its consent right to one of Ares’ board selections set forth above);

iv.           one (1) director designated by the holders of the Company’s 8.875% Senior Unsecured Notes, the 9.25% Senior Unsecured Notes, and the 9.75% Senior Unsecured Notes (the “Unsecured Notes”) that entered into that certain Restructuring Support Agreement dated as of June 9, 2016 with the Company (“Consenting Unsecured Noteholders”), holding at least a majority in aggregate principal amount outstanding of the Unsecured Notes held by the Consenting Unsecured Noteholders as of such date (the “Requisite Unsecured Noteholders”); provided, that any Unsecured Notes acquired by Ares and Franklin after June 9, 2016 shall not be included in either the numerator or denominator of the foregoing calculation, except for any Unsecured Notes acquired by them from other Consenting Unsecured Noteholders (the “Unsecured Director”); and

v.              one (1) existing director of the Company designated by the chief executive officer of the Company, which shall be reasonably acceptable to the Requisite Unsecured Noteholders and Requisite Third Lien Noteholders.

The New Board shall have a three-tiered structure classified into staggered 3-year terms, with two directors initially serving a one-year term, four directors (including the Unsecured Director) initially serving a two-year term, and three directors initially serving a three-year term.

The Effective Date is expected to occur on or about September 9, 2016.

The foregoing description of the Bankruptcy Cases and the Plan does not purport to be complete and is qualified in its entirety by the terms of the Plan, which has been filed with the Securities and Exchange Commission (the “SEC”) as an exhibit to a Current Report on Form 8-K filed June 20, 2016.

No action is required by our stockholders in connection with this Information Statement. The change of the majority of directors of the board will occur at or about the Effective Date. A stockholder vote is not required and will not be taken with respect to the appointment of the New Board. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement. This Information Statement will be first mailed to the Company’s stockholders of record on or about August 31, 2016.

Please read this Information Statement carefully. It contains certain biographical and other information concerning our executive officers and directors. All Company filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES

As of the date of this Information Statement, the Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders. Each share of Common Stock entitles the holder thereof to one vote. As of August 29, 2016, there are 122,629,925 shares of Common Stock issued and outstanding. No vote or other action of our stockholders is required in connection with this Information Statement.

This Information Statement is being provided solely for informational purposes not in connection with any vote of the stockholders of the Company. No proxies are being solicited and you are not requested to send a proxy.

Pursuant to the terms of the Plan, on the Effective Date holders of Third Lien Notes will receive their pro rata share of 76.5% of the Common Stock, holders of Unsecured Notes will receive their pro rata share of 15.5% of the Common Stock, the holder of the 8.0% Senior Unsecured Convertible Note due 2020 issued on February 8, 2012 will receive 4% of the Common Stock and existing common stock holders will receive their pro rata share of 4% of the Common Stock.  Each of the foregoing percentage allocations regarding Common Stock are subject to dilution by a management incentive plan and the exercise of new warrants granted to holders of Unsecured Notes and the holder of the 8.0% Senior Unsecured Convertible Note, each as described in more detail in the Plan.  The issuance of the Common Stock as described above is exempt from registration pursuant to section 1145(a) of the Bankruptcy Code.

A change of the majority of directors of the board is expected to occur as a result of the transactions contemplated by the Plan, as described above. Following the Effective Date, the Company expects the Board will be comprised of William J. Campbell, James W. Christmas, Michael L. Clark, Thomas R. Fuller, Darryl Schall, Ronald D. Scott, Eric G. Takaha, Nathan W. Walton and Floyd C. Wilson, the appointment of each of whom will be approved by the current board.

DIRECTORS AND EXECUTIVE OFFICERS

Prior to the Effective Date

The Company’s directors prior to the transaction are:

Name	Director Since	Age	Position
Floyd C. Wilson	Feb. 2012	69	Chairman of the Board and Chief Executive Officer
Tucker S. Bridwell	Feb. 2012	64	Director
John W. Brown	Mar. 2016	69	Director
James W. Christmas	Feb. 2012	68	Lead Director
Thomas R. Fuller	Feb. 2012	68	Director
Kevin E. Godwin	Dec. 2012	49	Director
Paul P. Huffard IV	Mar. 2016	52	Director
David B. Miller.	Feb. 2012	66	Director
Daniel A. Rioux	Feb. 2012	48	Director
Michael A. Vlasic	Aug. 2012	55	Director
Mark A. Welsh IV	Feb. 2012	36	Director

Floyd C. Wilson became Chairman and Chief Executive Officer in February 2012. Prior to February 2012, he was President of HALRES LLC, an oil and natural gas company that he founded in October 2011. Mr. Wilson served as Chairman of the Board and Chief Executive Officer of Petrohawk Energy Corporation from May 25, 2004 until BHP Billiton acquired Petrohawk for $15.1 billion, including assumed debt, in August 2011. Mr. Wilson also served as President of Petrohawk from May 25, 2004 until September 8, 2009. Prior to May 25, 2004, he was President and Chief Executive Officer of PHAWK, LLC which he founded in June 2003. Mr. Wilson was the Chairman and Chief Executive Officer of 3TEC Energy Corporation from August 1999 until its merger with Plains Exploration & Production Company in June 2003. Mr. Wilson founded W/E Energy Company L.L.C., formerly known as 3TEC Energy Company L.L.C. in 1998 and served as its President until August 1999. Mr. Wilson began his career in the energy business in Houston, Texas in 1970 as a completion engineer. He moved to Wichita, Kansas in 1976 to start an oil and gas operating company, one of several private energy ventures which preceded the formation of Hugoton Energy Corporation in 1987, where he served as Chairman, President and Chief Executive Officer. In 1994, Hugoton completed an initial public offering and was merged into Chesapeake Energy Corporation in 1998.

Tucker S. Bridwell became a director in February 2012. Mr. Bridwell served as a director of Petrohawk Energy Corporation from May 2004 until December 2010. Mr. Bridwell has been the President of Mansefeldt Investment Corporation and the Dian Graves Owen Foundation since September 1997 and manages investments in both entities. He has been in the energy business in various capacities for over 27 years, focusing on oil and gas private equity and public oil and gas investments with extensive experience in managing both public and private energy companies. Mr. Bridwell is a Certified Public Accountant and has practiced public accountancy, specializing in oil and gas. He earned a Bachelor of Business Administration degree and a Master of Business Administration degree from Southern Methodist University. He has also served on the audit committees of numerous businesses, including Petrohawk and non-profit organizations. Currently, he serves on the board of directors of Concho Resources, Inc. and First Financial Bankshares, Inc. He is also Lead Director and Chairman of the Nominating and Corporate Governance Committee of First Financial Bankshares, Inc. Mr. Bridwell previously served as Chairman of First Permian, LLC from 2000 until its sale to Energen Corporation in April 2002.

John W. Brown became a director in March 2016. Since June 2005, Mr. Brown has served as Chairman of Par Investments, LLC, a private investment firm focused on energy related investments, and since July 1991, he has served as the General Partner of Premier Capital, Ltd., a private energy focused investment banking firm. From 2001 to 2003, Mr. Brown served as a Director of Friedman, Billings, Ramsey Group, a publicly traded full service banking firm focused on energy investment banking transactions. Prior to that, Mr. Brown served as an Associate of Private Energy Capital Investment at EnCap Investments, L.C. from 2000 to 2001; as the Founder and General Partner of WesAl Capital, Ltd., a private energy investment banking firm with the late William E. Simon, former Secretary of the Treasury and Alvin Shoemaker, former Chairman of First Boston from 1986 to 1991; and as the Founder, Shareholder and President of Westwood Resources Company, a privately held independent oil and gas company, from 1981 to 1984. Mr. Brown practiced law from 1973 until 1981. He earned a Bachelor of Arts Degree from Southern Methodist University and a Juris Doctor Degree and Master of Laws Degree from Southern Methodist University Law School.

James W. Christmas became a director in February 2012. Mr. Christmas began serving as a director of Petrohawk Energy Corporation on July 12, 2006, effective upon the merger of KCS Energy, Inc. (“KCS”) into Petrohawk. He continued to serve as a director, and as Vice Chairman of the Board of Directors, for Petrohawk until BHP Billiton acquired all of Petrohawk in August 2011. He also served on the Audit Committee and the Nominating and Corporate Governance Committee. Mr. Christmas served as a member of the Board of Directors of Petrohawk, a wholly-owned subsidiary of BHP Billiton, and as chair of the Financial Reporting Committee of such board until September 2014. He also serves on the Advisory Board of the Tobin School of Business of St. John’s University. Mr. Christmas serves as a director of Rice Energy, as chairman of its audit committee and a member of its compensation committee, and as a director and member of the audit committee and compensation committee of Yuma Energy. He served as President and Chief Executive Officer of KCS from 1988 until April 2003 and Chairman of the Board and Chief Executive Officer of KCS until its merger into Petrohawk. Mr. Christmas was a Certified Public Accountant in New York and was with Arthur Andersen & Co. from 1970 until 1978 before leaving to join National Utilities & Industries (“NUI”), a diversified energy company, as Vice President and Controller. He remained with NUI until 1988, when NUI spun out its unregulated activities that ultimately became part of KCS. As an auditor and audit manager, controller and in his role as CEO of KCS, Mr. Christmas was directly or indirectly responsible for financial reporting and compliance with SEC regulations, and as such has extensive experience in reviewing and evaluating financial reports, as well as in evaluating executive and board performance and in recruiting directors.

Thomas R. Fuller became a director in February 2012. Mr. Fuller served as a director at Petrohawk Energy Corporation from March 6, 2006 until BHP Billiton acquired Petrohawk in August 2011. Mr. Fuller served on Petrohawk’s Reserves Committee and was the Chairman of the Nominating and Corporate Governance Committee. Since December 1988, Mr. Fuller has been a principal of Diverse Energy Management Co. (or related “Diverse” companies), a private upstream acquisition, drilling and production company which also invests in other energy-related companies. Mr. Fuller has earned degrees from the University of Wyoming and the Louisiana State University School of Banking of the South and is a Registered Professional Engineer in Texas. He has 48 years of experience as a petroleum engineer, specializing in economic and reserves evaluation. He has served as an employee, officer, partner or director of various companies, including ExxonMobil, First City National Bank, Hillin Oil Co., Diverse Energy Management Co. and Rimco Royalty Partners. In February 2015, Mr. Fuller became a director of Azure Midstream Partners LP, a public company traded on the NYSE, and serves as a member of its Audit Committee. Mr. Fuller also serves as a director of privately held Azure Midstream Holdings. Mr. Fuller also has extensive experience in energy-related merger and acquisition transactions, having generated and closed over 90 producing property acquisitions during his career. As a primary lending officer to many independent energy companies, Mr. Fuller has extensive experience in analyzing and evaluating financial, business and operational strategies for energy companies.

Kevin E. Godwin became a director in December 2012. Mr. Godwin currently serves as a Senior Principal of Canada Pension Plan Investment Board in its Relationship Investments group, a position he has held since 2008. From 2005 to 2008, Mr. Godwin served as a Principal of Birch Hill Equity Partners L.P. From 1995 to 2005, he worked at TD Securities then TD Capital Group Limited, ultimately serving as Vice President and Director. Mr. Godwin began his professional career in 1989 with ICI Explosives then Stuart Energy serving as a Project Engineer. Mr. Godwin is a graduate of Queen’s University (Kingston, Ontario), having received a Bachelor’s Degree in Applied Science (Mechanical Engineering) in 1989. He also received a Masters Degree in Business Administration in 1995 from the Richard Ivey School of Business, University of Western Ontario. In 2012, Mr. Godwin received the ICD.D designation from the Institute of Corporate Directors. Mr. Godwin has served on the board of directors of several private companies.

Paul P. Huffard IV became a director in March 2016. Mr. Huffard currently serves as a Senior Advisor on the Advisory Counsel of Strategic Value Partners, a distressed and deep-value private equity firm. He also serves as Chairman of the Board of Directors of Vubiq Networks, Inc., a privately held wireless networking technology firm, and on the Board of Directors of CORE Media Group. From 1995 to 2014, Mr. Huffard served as a Senior Managing Director of The Blackstone Group where he provided financial and strategic advice to companies and creditors in situations involving financial restructuring, as well as to corporate parents and purchasers of distressed companies. Mr. Huffard’s areas of expertise include business plan development, capital structure analysis and structuring, capital raising, mergers and acquisitions, valuation, negotiation and expert witness testimony. Prior to joining The Blackstone Group in 1995, Mr. Huffard gained investment banking experience at Smith, Barney, Harris, Upham & Co. and Hellmold Associates. He earned a Bachelor of Administration degree in Economics from Harvard College and a Master of Business Administration degree from the Kellogg School of Management at Northwestern University.

David B. Miller became a director in February 2012. Mr. Miller is a co-founder of EnCap Investments L.P. and currently serves as a Managing Partner of the firm. From 1988 to 1996, Mr. Miller served as President of PMC Reserve Acquisition Company, a partnership jointly-owned by EnCap and Pitts Energy Group. Prior to the establishment of EnCap, he served as Co-Chief Executive Officer of MAZE Exploration Inc., a Denver-based oil and gas company he co-founded in 1981. Mr. Miller began his professional career with Republic National Bank of Dallas, ultimately serving as Vice President and Manager of the bank’s wholly-owned subsidiary, Republic Energy Finance Corporation. Mr. Miller is a graduate of Southern Methodist University, having received Bachelors and Masters Degrees in Business Administration in 1972 and 1973, respectively. He serves on the Board of Trustees at Southern Methodist University and also is a member of the Executive Board of the Edwin L. Cox School of Business. Mr. Miller is a recipient of Distinguished Alumnus Awards from both Southern Methodist University and the Cox School. In 2004, Mr. Miller was appointed to the National Petroleum Council, an advisory body to the Secretary of Energy, and he is a member of the Board of Advisors of the Maguire Energy Institute. Additionally, he is a member of the Independent Petroleum Association of America, the Texas Independent

Producers and Royalty Owners Association, the Independent Petroleum Association of Mountain States and the Dallas Wildcat Committee. Mr. Miller currently serves on the board of directors of several EnCap portfolio companies.

Daniel A. Rioux became a director in February 2012. Mr. Rioux is a Founder and Managing Partner of Old Ironsides Energy, LLC, an oil and gas investment firm that manages a multi-billion dollar portfolio. From April 2009 to August 2013, Mr. Rioux was Co-President and Chief Executive Officer of Liberty Energy Holdings, LLC. From 2001 to 2008, Mr. Rioux served as Vice President of Liberty Energy Holdings, LLC, where he had responsibility for all of the company’s investment and management decisions. From 1993 until 2000, Mr. Rioux was employed by Liberty Energy Corporation, a subsidiary of Liberty Energy Holdings, LLC. Mr. Rioux currently serves as a director of Vermilion Cliffs Partners, a Fort Worth, Texas-based exploration and production company and Axia Energy, LLC, a Denver-based exploration and production company, as well as a manager of Discovery Midstream Holdings LLC, a Dallas-based company focused on the development, acquisition and operation of gas gathering and midstream oil and gas assets and Wildcat Midstream Holdings LLC, a company focused on the development, acquisition and operation of gas gathering and midstream oil and gas assets. Mr. Rioux previously served as a Director of Petrohawk Energy Corporation from 2004 to 2006 and as a director of Energy Transfer Equity from 2002 to 2006. He also served as a director of the Independent Petroleum Association of America from 2003 to 2011. Mr. Rioux holds a B.S. in Finance from Bryant College and an M.B.A from Babson College.

Michael A. Vlasic became a director in August 2012. Prior to his appointment as a director of the Company, Mr. Vlasic served on the board of directors of GeoResources, Inc. since April 2007. He also served on the board of managers of Southern Bay Energy, LLC from its inception in 2004 until it was acquired by GeoResources in April 2007. He previously was a Director of Texoil, Inc., where he served on its executive committee from 1997 until its sale to Ocean Energy Inc. in 2001. From July 1989 to December 2013 he served as Chief Executive Manager of Vlasic Investments L.L.C. In January 2014 he founded a private investment company, NBT Investments LLC. He is the founder and a Director of MAV Development Company. Mr. Vlasic has served in various executive positions, including CFO and President, of private companies in a variety of industries; including automobile and truck fleeting leasing, computer equipment leasing and services, oil and gas exploration and production, aircraft maintenance, management and leasing, and real estate development and construction. He has served on the investment committee of venture capital, private equity and direct lending investment funds. Mr. Vlasic serves on the board of Bessemer Trust Company and some of its affiliates. He also serves on the investment committee of HV Capital Investors. He is a 1982 graduate of Brown University and holds an MBA from the University of Michigan.

Mark A. Welsh IV became a director in February 2012. Mr. Welsh currently serves as a Managing Director of EnCap Investments L.P. Mr. Welsh has 15 years of experience in private equity, including 10 years with EnCap. Prior to joining EnCap, Mr. Welsh served as a financial analyst with The Blackstone Group L.P. and as a Vice President with Adam Corporation. Mr. Welsh serves on the board of directors of several EnCap portfolio companies. Mr. Welsh received a Bachelor of Business Administration degree in Finance from Texas A&M University, where he was recognized with the Brown-Rudder Award as the outstanding graduate in his class.

The Company’s executive officers (officers than Mr. Wilson, whose biographical information is included above) are:

Name	Executive Officer Since	Age	Position
Floyd C. Wilson	Feb. 2012	69	Chairman of the Board and Chief Executive Officer
Stephen W. Herod	May 2012	57	President
Mark J. Mize	Feb. 2012	44	Executive Vice President, Chief Financial Officer and Treasurer
David S. Elkouri	May 2012	62	Executive Vice President, Corporate Strategy and Chief Legal Officer
Quentin R. Hicks	Aug. 2013	41	Senior Vice President, Finance and Investor Relations
Leah R. Kasparek	May 2012	46	Senior Vice President, Human Resources
Tina S. Obut	Feb. 2013	51	Senior Vice President, Corporate Reserves
Joseph S. Rinando, III	May 2012	44	Senior Vice President, Chief Accounting Officer and Controller
Jon C. Wright	May 2012	46	Senior Vice President, Operations

Stephen W. Herod has served as President since May 2012. Mr. Herod served as Executive Vice President—Corporate Development and Assistant Secretary of Petrohawk Energy Corporation from August 2005 until BHP Billiton acquired Petrohawk in August 2011. Mr. Herod served as Vice President—Corporate Development of Petrohawk from May 2004 until August 2005. Prior to joining Petrohawk, he was employed by PHAWK, LLC from its formation in June 2003 until May 2004. He served as Executive Vice President—Corporate Development for 3TEC Energy Corporation from December 1999 until its merger with Plains Exploration & Production Company in June 2003 and as Assistant Secretary from May 2001 until June 2003. Mr. Herod served as a director of 3TEC from July 1997 until January 2002. Mr. Herod served as the Treasurer of 3TEC from 1999 until 2001. From July 1997 to December 1999, Mr. Herod was Vice President—Corporate Development of 3TEC. Mr. Herod served as President and a director of Shore Oil Company from April 1992 until the merger of Shore with 3TEC’s predecessor in June 1997. He joined Shore’s predecessor as Controller in February 1991. Mr. Herod was employed by Conquest Exploration Company from 1984 until 1991 in various financial management positions, including Operations Accounting Manager. From 1981 to 1984, Superior Oil Company employed Mr. Herod as a financial analyst. Mr. Herod has a Bachelor of Science degree in finance and management from Oklahoma State University.

Mark J. Mize has served as Executive Vice President, Chief Financial Officer and Treasurer since February 2012. Mr. Mize served as Executive Vice President—Chief Financial Officer and Treasurer of Petrohawk Energy Corporation from August 2007 until BHP Billiton acquired Petrohawk in August 2011. Mr. Mize served as the Chief Ethics Officer and Insider Trading Compliance Officer for Petrohawk until June 2009. Additionally, he served as Vice President, Chief Accounting Officer and Controller at Petrohawk from July 2005 until August 2007. Mr. Mize first joined Petrohawk in November 2004 as Controller. Prior to working at Petrohawk, Mr. Mize was the Manager of Financial Reporting of Cabot Oil & Gas Corporation, a public oil and gas exploration company, from January 2003 to November 2004. Prior to his employment at Cabot Oil & Gas Corporation, he was an Audit Manager with PricewaterhouseCoopers LLP from 1996 to 2002. Mr. Mize is a Certified Public Accountant and has a Bachelor degree in Accounting from the University of Houston.

David S. Elkouri has served as Executive Vice President, Corporate Strategy and Chief Legal Officer since April 2014. Mr. Elkouri served as Executive Vice President, General Counsel from May 2012 to April 2014. Mr. Elkouri served as Executive Vice President—General Counsel and Secretary of

Petrohawk Energy Corporation from 2007 until BHP Billiton acquired Petrohawk in August 2011. He also served as Chief Ethics Officer and Insider Trading Compliance Officer of Petrohawk. From 2004 to 2007, he served as lead outside counsel for Petrohawk. Prior to that, Mr. Elkouri served as lead outside counsel for 3TEC Energy Corporation from 1999 to 2003. He also served as lead outside counsel for Hugoton Energy Corporation from 1994 to 1998. Mr. Elkouri is a co-founder of Hinkle Law Firm LLC where he practiced for 20 years prior to joining Petrohawk. Mr. Elkouri is a graduate of the University of Kansas School of Law where he served as a Research Editor of the Kansas Law Review.

Quentin R. Hicks has served as Senior Vice President, Finance and Investor Relations since January 2016. Mr. Hicks served as Vice President, Finance from August 2013 to January 2016. Mr. Hicks initially joined Halcón as Director of Financial Planning in August 2012 after GeoResources merged with Halcón. While with GeoResources, Mr. Hicks served as Director of Acquisitions and Financial Planning from 2011 to 2012. From 2004 to 2011, he worked in investment banking with Bear Stearns, Sanders Morris Harris and most recently Madison Williams, where he was a Director in their energy investment banking practice. Prior to that, Mr. Hicks worked as Manager of Financial Reporting for Continental Airlines. He began his career in 1998 working as an auditor for Ernst and Young LLP. Mr. Hicks graduated from Texas A&M University with a Bachelor of Business Administration and a Master of Science degree in accounting. In addition, he holds a Masters of Business Administration degree in finance from Vanderbilt University. Mr. Hicks is a Certified Public Accountant.

Leah R. Kasparek has served as Senior Vice President, Human Resources since December 2014. Ms. Kasparek initially joined Halcón in February 2012. Prior to joining Halcón, Ms. Kasparek held numerous HR leadership positions across multiple industries including oil and gas, utilities and manufacturing. Ms. Kasparek served as Director of Human Resources at Southwestern Energy from 2009 to January 2012. She served as Vice President of Human Resources for CenterPoint Energy from 2004 until 2008. From 1996 to 2004, Ms. Kasparek was employed by Anheuser-Busch Companies and served as Vice President of Human Resources from 2001 until 2004. Ms. Kasparek has a Bachelor of Arts degree from the University of Southwestern Louisiana and a law degree from the University of Houston Law Center.

Tina S. Obut has served as Senior Vice President, Corporate Reserves since December 2014. Ms. Obut served as Vice President, Corporate Reserves from February 2013 to December 2014. Ms. Obut served as Senior Manager of Petroleum Resources at BHP Billiton Petroleum from 2011 to 2012. Prior to that, she served as Senior Vice President, Corporate Reserves for Petrohawk Energy Corporation from 2006 until its sale to BHP Billiton in 2011. From 2004 to 2006, Ms. Obut served as Manager of Reservoir Engineering Evaluations at El Paso Production Company. In addition, she held various engineering, managerial and executive positions at Mission Resources, Ryder Scott Company and Chevron from 1989 to 2006. Ms. Obut has a Bachelor of Science degree in Petroleum Engineering from Marietta College, a Master of Science degree in Petroleum and Natural Gas Engineering from Penn State and a Master of Business Administration degree from the University of Houston. Ms. Obut is a Licensed Professional Engineer in the State of Texas (#82050).

Joseph S. Rinando, III has served as Senior Vice President, Chief Accounting Officer and Controller since December 2014. Mr. Rinando served as Vice President and Chief Accounting Officer from May 2012 to December 2014. Mr. Rinando initially joined Halcón as Director of Finance in February 2012. Mr. Rinando served as Vice President and Chief Financial Officer of Wilson Industries, a Schlumberger company, from 2010 to 2012. Prior to joining Wilson, he served as Executive Vice President and Chief Financial Officer for Foxxe Energy Services, LLC, a private-equity owned international drilling rig contractor, from 2009 to 2010. Prior to Foxxe, Mr. Rinando served as Vice President and Corporate Controller of Smith International, Inc. from 2006 until 2009 and as Director of Financial Reporting from 2003 to 2006. From 1995 to 2003, he was in the Energy Practice of PricewaterhouseCoopers, LLP, most recently as an Audit Senior Manager, serving clients focused on exploration and production, natural gas transmission, power and utilities, petrochemicals and refining, and drilling. Mr. Rinando graduated Summa Cum Laude with a Bachelor of Business Administration degree in Accounting from Lamar University and is a Certified Public Accountant in the State of Texas.

Jon C. Wright has served as Senior Vice President, Operations since December 2014. Mr. Wright served as Vice President, Operations from May 2012 to December 2014. Mr. Wright served as W. Rockies Operations Manager at Newfield Exploration from 2009 until 2012. Mr. Wright also served as Lead, Production for W. Oklahoma and Lead Drilling for Woodford Shale from 2005 until 2009. Prior to that, Mr. Wright was a Senior Drilling Engineer at BP from 2004 to 2005. He also served as Drilling Engineer from 2001 to 2004. From 1997 to 2001, he held various drilling positions for Conoco. Mr. Wright has a Bachelor of Science degree in Petroleum Engineering from Texas A&M University and a Master of Business Administration degree from Rice University.

Following the Effective Date

The Company’s directors following the Effective Date are and will be:

Name	Director Since	Age	Position
Floyd C. Wilson	Sept. 2016	69	Chairman of the Board and Chief Executive Officer
William J. Campbell	Sept. 2016	58	Director
James W. Christmas	Sept. 2016	68	Lead Director
Michael L. Clark	Sept. 2016	45	Director
Thomas R. Fuller	Sept. 2016	68	Director
Darryl Schall	Sept. 2016	55	Director
Ronald D. Scott	Sept. 2016	57	Director
Eric G. Takaha	Sept. 2016	49	Director
Nathan W. Walton	Sept. 2016	38	Director

The following paragraphs contain certain information about each of the members of the New Board, other than that of Messrs. Wilson, Christmas and Fuller, current directors whose biographical information is included above.

William J. Campbell.  Mr. Campbell is the Managing Director and Co-owner of CB Energy, LLC, an independent oil and gas exploration company founded in 1997.  He has over thirty two years of experience in the legal, investment and energy industries with a diverse background in management, finance, legal, land and marketing.  Since 2006, Mr. Campbell has served as owner and managing director of PPPCo-CB Energy, LLC, a Houston, Texas-based private oil and gas exploration and production company.  From 1991 to 1996, Mr. Campbell served as Principal, Vice President and Corporate Counsel of Houston, Texas-based Fremont Energy Corporation, a Bechtel Family company, where Mr. Campbell managed the company’s domestic and international energy asset portfolio and directed the company’s commercial, banking, and legal activities, and from 1985 through 1991, Mr. Campbell served as Counsel and Manager for Bechtel Investments, Inc. in Houston, Texas, managing its oil and gas marketing and land/legal operations.  Mr. Campbell was also the first representative of Bechtel in the J.P. Morgan Corporate Finance Program, New York, New York (1988).  In addition, Mr. Campbell represented Bechtel’s outside oil and gas interests by serving as a Director on the boards of BecField Drilling Services, the then largest independent horizontal and directional drilling company in the United States, CurveDrill, Inc. and PetroSource Corporation, a refining and marketing company with annual revenues over $500 million.  Mr. Campbell started his professional career at the Houston, Texas law firm of Reynolds, Allen & Cook.  Mr. Campbell has a Doctorate of Jurisprudence (J.D.) and holds a Bachelor of Business Administration Degree (BBA) in Petroleum Land Management/Finance from the

University of Texas in Austin, Texas.  Mr. Campbell is active in community and civic affairs.  His service includes:  The Kinkaid School Board of Trustees of Houston since 2007, and its Advancement, Finance & Building Committees since 2002; the Board of Directors of the Houston Country Club from 2005 to 2007; the Institute for Molecular Medicine as a Founding Trustee and Scientific Advisory Board Member since 2001; the Development Board of the University of Texas Health Science Center since 1991- Chair Emeritus 2002-2003; the Advisory Boards of Tanglewood Bank, NA and the Amegy Bank of Texas, N.A. since 1998; the Endowment Board, Jr. Warden and Senior Council Representative of St. Martin’s Episcopal Church since 2004;  the Board of Directors and Treasurer of the Daniel and Edith Ripley Foundation since 2005; the Board of Directors of the Bayou City Pump Inc. since 2010; the Board of Directors of Erin Energy Corporation and its Audit and Compensation Committees since 2011; the Advance Team Board of M.D. Anderson since 2005; the Texas Children’s Hospital Individuals Committee since 2005; the Memorial Hermann System Board of Directors and its Finance and Chairman-Governance Committees and Memorial Hermann Foundation since 2011 and a Member of the Texas Bar Association.

Michael L. Clark.  Mr. Clark is a Chartered Financial Analyst (CFA) Charterholder with seventeen years of investing experience focusing on basic materials and oilfield services and equipment equities.  Mr. Clark served as a Retired Partner of SIR Capital Management, LLC from 2014 until his retirement in 2016 and from 2008 to 2013, as a Portfolio Manager and Partner.  Prior to that, Mr. Clark valued energy equities as a portfolio manager at Satellite Asset Management, LLC from 2005 to 2007 and as an equity research analyst at SAC Capital Management, LLC from 2003 to 2005 and at Merrill Lynch from 1997 to 2002.  Mr. Clark began his career at Deloitte & Touche, LLP, becoming a CPA and Senior Auditor within its Securities Industry Auditing Group.  He graduated cum laude from the University of Pennsylvania with a Bachelor of Arts in Economics and earned a Masters of Business Administration in Finance and Economics from New York University’s Stern School of Business.

Darryl Schall.  Mr. Schall is a Partner and Portfolio Manager in the Ares Private Equity Group, where he is responsible for managing Ares’ special situations strategy.  Additionally, he serves on the Investment Committee for the Ares Special Situations funds.  Prior to joining Ares in 2009, Mr. Schall worked at Tudor Investment Corporation, where he focused on managing distressed and high yield investments.  Previously, Mr. Schall was a Managing Director and Director of High Yield Research at Trust Company of the West, where he focused on managing portfolios of distressed and high yield debt.  In addition, Mr. Schall was a Senior Research Analyst and Senior Vice President at Dabney/Resnick & Wagner, Inc., a boutique investment firm specializing in high yield and distressed debt.  Previously, Mr. Schall was an Investment Banking Associate of the Corporate Finance Department of Drexel Burnham Lambert Inc. and was a Supervising Senior Accountant with KPMG Peat Marwick.  Mr. Schall holds a B.A., cum laude, from the University of California, Los Angeles, in History and an M.B. A. from the University of Chicago.  Mr. Schall also is a Certified Public Accountant.

Ronald D. Scott.  Mr. Scott has over thirty years oil and gas industry experience.  Most recently, from 2013 to 2016, Mr. Scott served as President and CEO of True Oil Company, a private equity backed oil and gas firm.  Prior to that, from 1996 to 2012, he served as President and Chief Operating Officer of Midland, Texas-based Henry Petroleum and its successor companies, Henry Resources and HPC Energy.  During this time, Mr. Scott successfully led the sale and re-start of multiple companies.  Beginning his career with Exxon Corporation, from 1983 to 1995, Mr. Scott held various supervisory and managerial assignments in Engineering, Operations, Planning and Financial Accounting and Reporting.  In addition to the Permian Basin, he had assignments covering operational areas in the Gulf Coast/Gulf of Mexico region, California and the Rocky Mountains.  Mr. Scott was the Technical Manager for Exxon’s multi-billion dollar onshore operations in the Western United States and prior to joining Henry Petroleum.  Mr. Scott serves as a Director of Blackbrush Oil and Gas and Pardus Oil and Gas and as the Vice President of the Board of the Henry Foundation, a founding member of Educate Midland and on the Chamber of

Commerce.  Mr. Scott holds Master and Bachelor of Science degrees in Engineering from New Mexico State University and is a Registered Petroleum Engineer in the State of Texas.

Eric G. Takaha.  Prior to his retirement in 2016, Mr. Takaha served as a Portfolio Manager, Senior Vice President and Director of the Corporate and High Yield Group at Franklin Templeton Investments.  He also served as a member of the firm’s Fixed Income Policy Committee, which helped guide investment strategies for multi-sector fixed income accounts.  At Franklin Templeton Investments, Mr. Takaha managed multiple fixed income portfolios, with a focus on those with corporate credit investments, as well as overseeing and directing the firm’s group of high yield and investment grade credit analysts as they formulated investment recommendations.  He originally joined Franklin Templeton Investments in 1989, and served as a research analyst covering a number of different industries.  Mr. Takaha currently serves as Treasurer and on the Board of the Redwood City Educational Foundation, on the Finance Committee for Make A Wish (San Francisco), on the Investment Sub-Committee for Catholic Charities (San Francisco) and as a mentor in the Friends for Youth organization.  He received his B.S. from the University of California Berkeley in 1989 and his M.B.A from Stanford University in 1996.  Mr. Takaha is a Chartered Financial Analyst (CFA) Charterholder since 1993 and serves as a member of the CFA Society of San Francisco, the CFA Institute and the Standard Business School Alumni Association.

Nathan W. Walton.  Mr. Walton is a Partner in the Ares Private Equity Group and joined the firm in 2006.  Additionally, he serves on the Investment Committee for Ares EIF funds.  Mr. Walton has experience managing investments in, and serving on the Boards of Directors of, companies operating in various industries, including in the oil and natural gas exploration and production industry.  Currently, Mr. Walton serves on the Boards of Directors of Clayton Williams Energy, Inc. and the parent company of BlackBrush Oil & Gas, L.P.  Mr. Walton holds a B.A. from Princeton University in Politics and an M.B.A. from the Stanford Graduate School of Business.

DIRECTOR INDEPENDENCE

The board has determined that each of Messrs. Bridwell, Brown, Christmas, Fuller, Godwin, Huffard, Miller, Rioux, Vlasic and Welsh is an “independent director” as evaluated under the standards for director independence established by our guidelines and applicable laws, rules and listing standards, including, without limitation, the standards for independent directors established by the New York Stock Exchange, Inc. and the SEC.

CORPORATE GOVERNANCE

Information Concerning Operation of the Board

Our board of directors has the responsibility for establishing our broad corporate policies and for our overall performance. However, the board of directors is not involved in our day-to-day operations. The board of directors is kept informed of our business through discussions with our Chairman and Chief Executive Officer and other officers, by reviewing analyses and reports provided to it on a regular basis, and by participating in board of directors and committee meetings. Our board of directors held 13 meetings during 2015, including telephonic meetings, and acted by unanimous written consent 10 times, and all directors attended at least 75% of the total meetings of the board of directors and the committees on which such director served during the fiscal year.

Our board of directors currently has four standing committees: Audit, Compensation, Nominating and Corporate Governance, and Reserves. Actions taken by our committees are reported to the full board of directors. Each committee conducts an annual evaluation of its duties and is expected to conduct an annual review of its respective charter.

Audit Committee.  The members of our Audit Committee are James W. Christmas, Kevin E. Godwin and Mark A. Welsh IV, with Mr. Christmas serving as the chairman. Our board of directors has determined that all members of our audit committee are financially literate within the meaning of SEC rules, under the current listing standards of the NYSE and in accordance with our audit committee charter. Our board of directors has also determined that all members of the audit committee are independent, within the meaning of SEC and NYSE regulations for independence for audit committee members, under our corporate governance guidelines, and in accordance with our audit committee charter. The board of directors has also determined that Mr. Christmas is an “audit committee financial expert” (as defined under SEC rules).

The Audit Committee is responsible for oversight of Company risks relating to accounting matters, financial reporting and related legal and regulatory compliance. The Audit Committee annually considers the qualifications and evaluates the performance of our independent auditor and selects and engages our independent auditor. The Audit Committee meets quarterly with representatives of the independent auditor and is available to meet at the request of the independent auditor. During these meetings, the Audit Committee receives reports regarding our books of accounts, accounting procedures, financial statements, audit policies and procedures, internal accounting and financial controls, and other matters within the scope of the Audit Committee’s duties. The Audit Committee reviews the plans for and the results of audits for us and our subsidiaries. The Audit Committee reviews the independence of the independent auditor, and considers and authorizes the fees for both audit and non-audit services provided by the independent auditor. In 2015, our Audit Committee held four meetings.

Compensation Committee.  The members of our Compensation Committee are Tucker S. Bridwell, Daniel A. Rioux, Michael A. Vlasic and Mark A. Welsh IV, with Mr. Vlasic serving as the chairman. Our board of directors has determined that each member of the Compensation Committee meets the NYSE standards for independence, and is a “non-employee director” as defined in Rule 16b-3 under the Exchange Act, an “outside director” as defined for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, and the enhanced independence requirements set forth in Rule 10C-1 under the Exchange Act.

The Compensation Committee is entrusted with the overall responsibility for establishing, implementing and monitoring the compensation for our executive officers (our chief executive officer, president, each executive vice president, and each senior vice president). The Compensation Committee also administers our First Amended and Restated 2012 Long-Term Incentive Plan, or Plan, and approves restricted stock, stock option, and performance awards and other stock-based grants for our executive officers. In 2015, our Compensation Committee held seven meetings, including telephonic meetings and acted by unanimous written consent one time.

Nominating and Corporate Governance Committee.  The members of our Nominating and Corporate Governance Committee are Thomas R. Fuller, Daniel A. Rioux and Michael A. Vlasic, with Mr. Rioux serving as the chairman. Our board of directors has determined that all members of the Nominating and Corporate Governance Committee are independent pursuant to the NYSE rules, under our corporate governance guidelines, and in accordance with our nominating and corporate governance committee charter.

Our Nominating and Corporate Governance Committee is responsible for identifying qualified candidates to be presented to our board of directors for nomination as directors, ensuring that our board of directors and our organizational documents are structured in a way that best serves our practices and objectives, and developing and recommending a set of corporate governance principles. The Nominating and Corporate Governance Committee may consider candidates for our board of directors from any reasonable source, including a search firm engaged by the Nominating and Corporate Governance Committee,

recommendations of the board of directors, management or, in accordance with the procedures set forth in our bylaws, our stockholders. In 2015, our Nominating and Corporate Governance Committee held five meetings, including telephonic meetings.

LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

To our knowledge, except as otherwise described herein, there have been no events under any bankruptcy act, no criminal proceedings and no Federal or State judicial or administrative orders, judgments or decrees or findings, no violations of any Federal or State securities law, and no violations of any Federal commodities law material to the evaluation of the ability and integrity of any director (existing or proposed) or executive officer of the Company during the past ten (10) years. The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, or any person who will become a director upon completion of the transactions contemplated by the Plan, or any information that any such person is adverse to the Company or has a material interest adverse to the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of the Company Common Stock as of August 26, 2016 by: (i) each current and proposed director and named executive officer of the Company; (ii) all directors and executive officers as a group; and (iii) each person to be known by us to be the beneficial owner of more than 5% of our outstanding shares of the Company Common Stock.

As of August 26, 2016, approximately 122.6 million shares of our common stock were outstanding. Unless otherwise noted, the mailing address of each person or entity named below is 1000 Louisiana St., Suite 6700, Houston, Texas 77002.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(1)
Petro-Hunt Holdings, LLC(2)	20,748,256	16.9%
CPPIB and CPPIB PMI-2(3)	11,426,550	9.2%
HALRES LLC(4)	7,333,335	5.6%
Goldman Sachs Asset Management(5)	7,237,117	5.9%
Franklin Resources, Inc.(6)	6,478,467	5.3%
Kellen Holdings, LLC(7)	2,968,334	2.4%
Floyd C. Wilson(8)	1,460,617	1.2%
Stephen W. Herod(9)	258,869	*
Mark J. Mize(10)	330,500	*
Charles E. Cusack(11)	314,524	*
David S. Elkouri(12)	210,826	*
Tucker S. Bridwell(13)	131,000	*
John W. Brown(14)	21,301	*
James W. Christmas(15)	307,408	*
Thomas R. Fuller(16)	73,127	*
Kevin E. Godwin(17)	—	*
Paul P. Huffard IV(18)	—	*
David B. Miller(19)	8,153,335	6.3%
Daniel A. Rioux(20)	—	*
Michael A. Vlasic(21)	204,468	*
Mark A. Welsh IV(22)	35,000	*
William J. Campbell(23)	—	*
Michael L. Clark	—	*
Darryl Schall(24)	—	*
Ronald D. Scott(25)	—	*
Eric Takaha	—	*
Nathan W. Walton(26)	—	*
All current directors and executive officers as a group (20 individuals)	12,332,185	9.3%

*                             Less than 1%.

(1)                     Unless otherwise indicated, each stockholder has sole voting and investment power with respect to all shares of common stock indicated as being beneficially owned by such stockholder. Shares of common stock that are not outstanding, but which a designated stockholder has the right to acquire within 60 days, are included in the number of shares beneficially owned by such stockholder and are deemed to be outstanding for purposes of determining the percentage of outstanding shares beneficially owned by such stockholder, but not for purposes of determining the percentage of outstanding shares beneficially owned by any other designated stockholder. In all instances where ownership of unvested restricted stock is reported below, the individual has the sole power to vote such shares but no investment power.

(2)                     The William Herbert Hunt Trust Estate (“WHHTE”) does not directly own any common stock; however, as the sole member of Petro-Hunt Holdings, LLC, WHHTE may be deemed to indirectly beneficially own the common stock held of record by Petro-Hunt Holdings, LLC. The business address for Petro-Hunt Holdings, LLC and WHHTE is 2101 Cedar Springs Road, Suite 600, Dallas, Texas 75201.

(3)                     According to, and based solely upon, Amendment No. 2 to Schedule 13D and Form 5 filed by Canada Pension Plan Investment Board (“CPPIB”) and CPP Investment Board PMI-2 Inc. (“CPPIB PMI-2”) with the SEC on June 20, 2013 and February 10, 2016. CPPIB and CPPIB PMI-2 have shared voting and dispositive power with respect to 8,775,513 shares of common stock. Includes 1,299,600 shares of common stock issuable upon the conversion of 40,000 shares of the Company’s 5.75% Series A Cumulative Perpetual Convertible Preferred Stock (the “Series A Preferred Stock”) beneficially owned by CPPIB. The business address for each of CPPIB and CPPIB PMI-2 is One Queen Street East, Suite 2500, Toronto, ON M5C 2W5, Canada.

(4)                     Includes 7,333,334 shares of common stock issuable upon exercise of a warrant for which HALRES LLC has sole voting and dispositive power. Additionally, David B. Miller may be deemed to share voting and dispositive power over the securities held by HALRES LLC (see footnote 19 below).

(5)                     According to, and based solely upon, Schedule 13G filed by Goldman Sachs Asset Management and GS Investment Strategies, LLC (collectively, “GSAM”) with the SEC on February 9, 2016. GSAM has shared voting power with respect to 7,007,722 shares of common stock and shared dispositive power with respect to 7,237,117 shares of common stock. The business address for GSAM is 200 West Street, New York, New York 10282.

(6)                     According to, and based solely upon, Schedule 13G/A filed by Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr. and Franklin Advisers, Inc. (collectively, “Franklin”) with the SEC on February 5, 2016. Includes 1,202,130 shares of common stock issuable upon conversion of 37,000 shares of Series A Preferred Stock owned by Franklin. The business address for Franklin is One Franklin Parkway, San Mateo, California 94403.

(7)                     The business address of Kellen Holdings, LLC is 175 Berkeley Street, Boston, Massachusetts 02116.

(8)                     Includes 70,422 shares of unvested restricted stock and 32,490 shares of common stock issuable upon the conversion of 1,000 shares of Series A Preferred Stock owned by Mr. Wilson. Also includes 92,600 shares of common stock held in seventeen trusts for the benefit of Mr. Wilson’s children and grandchildren, of which Mr. Wilson is the trustee and disclaims beneficial ownership of such shares. Does not include 23,361 shares of common stock held in three trusts for the benefit of Mr. Wilson’s children, of which Mr. Wilson’s wife is the trustee and he disclaims beneficial ownership of such shares.

(9)                     Includes 31,518 shares of unvested restricted stock and 4,874 shares of common stock issuable upon the conversion of 150 shares of Series A Preferred Stock owned by Mr. Herod. Does not include 93,334 shares of common stock held in trusts for the benefit of Mr. Herod’s minor children, of which Mr. Herod disclaims beneficial ownership and has no dispositive or voting power with respect to the shares held by such trusts.

(10)              Includes 30,563 shares of unvested restricted stock and 6,498 shares of common stock issuable upon the conversion of 200 shares of Series A Preferred Stock owned by Mr. Mize. 66,667 shares of common stock held by Mr. Mize are pledged.

(11)              Includes 3,249 shares of common stock issuable upon the conversion of 100 shares of Series A Preferred Stock owned by Mr. Cusack. Includes 4,000 shares of common stock owned by a limited partnership of which Mr. Cusack and his wife are general partners and 4,667 shares of common stock owned by the Cusack Ranch Corporation. Mr. Cusack disclaims beneficial ownership of such shares except to the extent Mr. Cusack has a pecuniary interest in the Cusack Ranch Corporation. Mr. Cusack shares voting and dispositive powers with respect to such shares.

(12)              Includes 23,057 shares of unvested restricted stock and 3,249 shares of common stock issuable upon the conversion of 100 shares of Series A Preferred Stock owned by Mr. Elkouri. Includes 9,000 shares of common stock held in IRAs.

(13)              Includes 40,000 shares of common stock held by Mansefeldt Hawk Partners. Mr. Bridwell is a partner and the president of Mansefeldt Hawk Partners, and is the manager of the general partner. Also includes 20,000 shares of common stock held by a family limited partnership of which Mr. Bridwell and his spouse are general partners. Mr. Bridwell shares voting and investment powers with respect to the shares held by Mansefeldt Hawk Partners and his family limited partnership. The business address of Mr. Bridwell is 400 Pine, Suite 1000, Abilene, Texas 79601.

(14)              Does not include 2,800 shares of common stock held by Mr. Brown’s wife in an IRA. Mr. Brown disclaims beneficial ownership of such shares. The business address for Mr. Brown is 5485 Belt Line Road, Suite 200, Dallas, Texas 75254.

(15)              Includes 64,980 shares of common stock issuable upon the conversion of 2,000 shares of Series A Preferred Stock owned by Mr. Christmas. Does not include 6,000 shares of common stock held in three trusts for his children. Mr. Christmas has no dispositive or voting power with respect to the shares held by such trusts.

(16)              The business address for Mr. Fuller is 19500 SH 249, Suite 640, Houston, Texas 77070.

(17)              The business address for Mr. Godwin is One Queen Street East, Suite 2500, Toronto ON M5C 2W5, Canada.

(18)              The business address for Mr. Huffard is 20 Juniper Road, Darien, Connecticut 06820.

(19)              Includes 7,333,334 shares of common stock issuable upon exercise of a warrant owned by HALRES LLC. EnCap Energy Capital Fund VIII, L.P. (“EnCap Fund VIII”) owns a majority of the membership interests in HALRES LLC and has the contractual right to nominate a majority of the members of the board of managers of HALRES LLC. EnCap Fund VIII may be deemed to beneficially own all of the reported securities held by HALRES LLC. EnCap Fund VIII is controlled indirectly by David B. Miller, Gary R. Petersen, D. Martin Phillips and Robert L. Zorich. Messrs. Miller, Petersen, Phillips and Zorich are members of RNBD GP LLC (“RNBD”) and any action taken by RNBD to dispose or acquire securities has to be unanimously approved by all four members. RNBD is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), which is the general partner of EnCap Investments L.P., which is the general partner of EnCap Equity Fund VIII GP, L.P. (“EnCap Fund VIII GP”), which is the general partner of EnCap Fund VIII. Messrs. Miller, Petersen, Phillips and Zorich, RNBD, EnCap Investments GP, EnCap Investments L.P. and EnCap

Fund VIII GP may be deemed to share dispositive and voting power over the securities held by HALRES LLC. Also includes 750,000 shares held by EnCap Fund VIII and 1 share held by HALRES, LLC of which Mr. Miller may be deemed to share dispositive and voting power. Also includes 35,000 shares of common stock held by Mr. Welsh for which Mr. Miller may be deemed to share voting power. The business address of Mr. Miller is 3811 Turtle Creek Blvd., Suite 1000, Dallas, Texas 75219.

(20)              The business address of Mr. Rioux is 10 St. James Avenue, 19th Floor, Boston, Massachusetts 02116.

(21)              Mr. Vlasic has shared investment authority and shared voting and dispositive power over 111,387 shares of common stock, and he disclaims beneficial ownership of such shares in excess of his respective pecuniary interests therein. The business address of Mr. Vlasic is 1145 W. Long Lake Road, Suite 201, Bloomfield Hills, Michigan 48302.

(22)              Mr. Welsh may be deemed to share voting power with respect to the 35,000 shares of common stock. The business address of Mr. Welsh is 3811 Turtle Creek Blvd., Suite 1000, Dallas, Texas 75219.

(23)              The business address of Mr. Campbell is 820 Gessner, Suite 1460, Houston, Texas 770024.

(24)              The business address of Mr. Schall is 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

(25)              The business address of Mr. Scott is 1030 Andrews Highway, Suite 200, Midland, Texas 79703.

(26)              The business address of Mr. Walton is 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who beneficially own more than 10% of our common stock to file certain reports with the SEC concerning their beneficial ownership of our equity securities. The SEC’s regulations also require that a copy of all such Section 16(a) forms filed must be furnished to us by the executive officers, directors and greater than 10% stockholders.

To our knowledge based solely on a review of copies of reports filed under Section 16(a) during the 2015 fiscal year and furnished to us, our directors, executive officers and holders of 10% or more of our shares timely filed reports required by Section 16(a), with the exception of one Form 5 filed late on behalf of Mr. Wilson relating to a gift of 11,000 shares to the Elijah B. Wilson Trust.

SECURITYHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Our board welcomes communications from our stockholders and other interested parties. Stockholders and any other interested parties may send communications to our board, to any committee of our board, to the Lead Director, or to any director in particular to: c/o Halcón Resources Corporation, Attention: Corporate Secretary, 1000 Louisiana St., Suite 6700, Houston, Texas 77002. Any correspondence addressed to our board, to any committee of our board, to the Lead Director, or to any one of the directors in care of our offices is required to be forwarded to the addressee or addressees without review by any person to whom such correspondence is not addressed.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Charter of Aircraft

In the ordinary course of its business, the Company occasionally charters private aircraft from unaffiliated air charter companies. Floyd C. Wilson, the Company’s Chairman and CEO, indirectly owns an aircraft which is managed by an independent air charter company unaffiliated with both Mr. Wilson and the Company. The Company occasionally charters private aircraft, including the aircraft owned indirectly by Mr. Wilson, from this company. The aircraft in the air charter company’s fleet, including the aircraft indirectly owned by Mr. Wilson, are available to the public for charter based upon a standard fee schedule established by the air charter company, with the fees dependent primarily upon the type and size of the aircraft utilized and the duration of the flight. During 2015, the Company paid a total of approximately $0.5 million to the air charter company that manages Mr. Wilson’s aircraft, all of which was related to the use of the aircraft indirectly owned by Mr. Wilson. Because the air charter company establishes fees for the use of the aircraft in its fleet, Mr. Wilson does not receive any greater benefit from the Company’s charter of the aircraft indirectly owned by him than he does if any third party were to charter those aircraft. Any fees related to the charter of the aircraft are paid to the air charter company, which deducts from revenues received from charter customers a variety of expenses incidental to use of the aircraft (such as personnel, fuel and commissions) and recurring charges (such as for inspections, maintenance, storage and service).

The use of charter and Company-owned aircraft by Company personnel is governed by the Company’s Aircraft Policy. Our policies do not require that a special committee of the Company’s independent directors approve the use of aircraft chartered through an unaffiliated air charter company that independently establishes the amount charged under arrangements that otherwise comply with our Aircraft Policy.

Related Party Transaction Review Policies and Procedures

A transaction or series of similar transactions to which we are a party in which the amount involved exceeds $120,000 and involves a director, executive officer, 5% stockholder or any immediate family members of these persons is evaluated by a special committee of disinterested directors formed by our board of directors to evaluate such transactions. In addition, our code of conduct provides that every employee should disclose any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest to upper management or the Company’s Audit Committee. The Audit Committee has the authority to evaluate any such conflicts of interest and recommend actions to be taken by our board in connection with such conflicts of interest or to report the existence of any such conflicts of interest to the full board for it to take action.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary Compensation Table

The table below sets forth information regarding compensation for our named executive officers for the years indicated:

Name and Principal Position	Year	Salary(1)	Bonus(2)	Stock Awards(3)	Option/SAR Awards(3)	All Other Compensation(4)	Total
Floyd C. Wilson	2015	$750,000	$—	$1,040,495	$1,120,732	$27,450	$2,938,677
Chairman of the Board and	2014	$750,000	$322,500	$2,058,065	$—	$27,461	$3,158,026
Chief Executive Officer	2013	$750,000	$—	$1,950,015	$1,559,181	$30,042	$4,289,238
Stephen W. Herod	2015	$450,000	$—	$378,742	$407,949	$26,909	$1,263,600
President	2014	$450,000	$193,500	$1,140,473	$—	$25,975	$1,809,948
	2013	$450,000	$—	$1,000,035	$799,448	$24,593	$2,274,076
Mark J. Mize	2015	$400,000	$—	$375,502	$404,461	$34,824	$1,214,787
Executive Vice President,	2014	$400,000	$172,000	$997,882	$—	$31,266	$1,601,148
Chief Financial Officer and Treasurer	2013	$400,000	$—	$875,004	$699,692	$29,254	$2,003,950
Charles E. Cusack III(5)	2015	$400,000	$—	$323,710	$348,673	$26,909	$1,099,292
Executive Vice President and	2014	$400,000	$172,000	$776,185	$—	$25,996	$1,374,181
Chief Operating Officer	2013	$400,000	$—	$487,486	$389,678	$24,593	$1,301,757
David S. Elkouri	2015	$375,000	$—	$298,278	$321,278	$26,909	$1,021,465
Executive Vice President,	2014	$375,000	$161,300	$555,961	$—	$26,042	$1,118,303
Corporate Strategy and Chief Legal Officer	2013	$375,000	$—	$487,486	$389,678	$24,593	$1,276,757

(1)                                 Represents actual base salary paid in the year.

(2)                                 Comprised of annual cash incentive bonus paid subsequent to year end for prior year performance.

(3)                                 Represents the grant date fair value of awards granted during the indicated year, as determined in accordance with ASC Topic 718. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Please see the discussion of the assumptions made in the valuation of these awards in “Note 11—Stockholders’ Equity” to the audited consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2015. See “Grants of Plan-Based Awards in 2015” for information on awards made in 2015. Generally, the full grant date fair value is the amount that we would expense in our financial statements over the award’s vesting schedule. These amounts reflect our accounting expense, and do not correspond to the actual value that will be recognized by the named executive officers.

(4)                                 For 2015, the amounts reported for “All Other Compensation” include amounts provided to the named executive officers as outlined in the table below, with respect to (a) the matching contribution that we make on account of employee contributions under our 401(k) Savings Plan, (b) premiums paid by the Company for executive long-term disability insurance, (c) limited tax gross-ups for life insurance, parking and country club memberships, and (d) country club memberships paid by the Company for Messrs. Wilson and Mize.

(5)                                 Mr. Cusack left the Company effective March 1, 2016.

	All Other Compensation ($)
	(a)	(b)	(c)	(d)
Named Executive Officer
Floyd C. Wilson	24,000	1,593	1,316	541
Stephen W. Herod	24,000	1,593	1,316	—
Mark J. Mize	18,000	1,593	5,122	10,109
Charles E. Cusack III	24,000	1,593	1,316	—
David S. Elkouri	24,000	1,593	1,316	—

Grants of Plan-Based Awards in 2015

The table below sets forth information regarding grants of plan-based awards made to our named executive officers during 2015.

		Estimated Future Payouts Under Equity Incentive Plan Awards(1)				Exercise or Base Price of Option	Grant Date Fair Value of Stock
Name	Grant Date	Threshold (#)	Target (#)	Maximum (#)	Type of Award(2)	Awards ($/Sh)(3)	and Option Awards(4)
Floyd C. Wilson	2/26/2015	—	247,797	—	Options	$9.85	$1,120,732
	2/26/2015	—	105,634	—	Restricted Stock	—	$1,040,495
Stephen W. Herod	2/26/2015	—	90,198	—	Options	$9.85	$407,949
	2/26/2015	—	38,451	—	Restricted Stock	—	$378,742
Mark J. Mize	2/26/2015	—	89,427	—	Options	$9.85	$404,461
	2/26/2015	—	38,122	—	Restricted Stock	—	$375,502
Charles E. Cusack III	2/26/2015	—	77,092	—	Options	$9.85	$348,673
	2/26/2015	—	32,864	—	Restricted Stock	—	$323,710
David S. Elkouri	2/26/2015	—	71,035	—	Options	$9.85	$321,278
	2/26/2015	—	30,282	—	Restricted Stock	—	$298,278

(1)                                 Awards granted under the Plan provide only for a single estimated payout. Under the Plan there are no minimum amounts payable for a certain level of performance and there are no maximum payouts possible above the target. Thus, there are no thresholds or maximums (or equivalent items) applicable to these awards.

(2)                                 Represents shares of restricted stock and stock options issued under the Plan. The shares of restricted stock and stock options vest in three equal installments on each anniversary of the date of grant, beginning on the first anniversary of the date of grant, in each case, provided that the recipient has been continuously employed at such date.

(3)                                 The exercise price of each award is equal to the closing market price of our common stock on the date of grant.

(4)                                 Represents the full grant date fair value determined in accordance with ASC Topic 718. Please see the discussion of the assumptions made in the valuation of these awards in “Note 11—Stockholders’ Equity” to the audited consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2015. Generally, the full grant date fair value is the amount that we would expense in our financial statements over the award’s vesting schedule. These amounts reflect our accounting expense, and do not correspond to the actual value that will be recognized by the named executive officers.

Outstanding Equity Awards at December 31, 2015

The following table summarizes the number of securities underlying outstanding plan awards for each named executive officer as of December 31, 2015.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable(1)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(1)	Market Value of Shares or Units of Stock That Have Not Vested(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units Or Other Rights That Have Not Vested(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Floyd C. Wilson	24,999	—	$50.65	6/7/2022	—	$—	—	$—
	50,000	—	$27.40	11/8/2022	—	$—	—	$—
	88,987	44,493	$35.50	2/28/2023	18,310	$23,071	—	$—
	—	—	$—	—	—	$—	133,641	$—
	—	247,797	$9.85	2/26/2025	105,634	$133,099	—	$—
Stephen W. Herod	19,999	—	$50.65	6/7/2022	—	$—	—	$—
	45,000	—	$27.40	11/8/2022	—	$—	—	$—
	45,627	22,813	$35.50	2/28/2023	9,390	$11,831	—	$—
	—	—	$—	—	11,768	$14,828	53,024	$—
	—	90,198	$9.85	2/26/2025	38,451	$48,448	—	$—
Mark J. Mize	19,999	—	$50.65	6/7/2022	—	$—	—	$—
	40,000	—	$27.40	11/8/2022	—	$—	—	$—
	39,934	19,966	$35.50	2/28/2023	8,216	$10,352	—	$—
	—	—	$—	—	10,297	$12,974	46,395	$—
	—	89,427	$9.85	2/26/2025	38,122	$48,034	—	$—
Charles E. Cusack III(4)	7,000	—	$27.40	11/8/2022	—	$—	—	$—
	22,240	11,120	$35.50	2/28/2023	4,578	$5,768	—	$—
	—	—	$—	—	8,017	$10,101	36,074	$—
	—	77,092	$9.85	2/26/2025	32,864	$41,409	—	$—
David S. Elkouri	14,999	—	$50.65	6/7/2022	—	$—	—	$—
	40,000	—	$27.40	11/8/2022	—	$—	—	$—
	22,240	11,120	$35.50	2/28/2023	4,578	$5,768	—	$—
	—	—	$—	—	5,737	$7,229	25,848	$—
	—	71,035	$9.85	2/26/2025	30,282	$38,155	—	$—

(1)                                 Stock option and restricted stock awards held by executives vest in three equal installments on each anniversary of the date of grant, beginning on the first anniversary of the date of grant, provided that the recipient has been continuously employed at such date.

(2)                                 Calculated based upon the closing market price of our common stock as of December 31, 2015, the last trading day of our 2015 fiscal year ($1.26) multiplied by the number of unvested awards at year end.

(3)                                 Represents unvested performance units at the threshold number of shares that may be earned. Performance units vest in one installment on the third anniversary of the date of grant; provided, the average of the adjusted closing prices of our common stock during the sixty trading days preceding the vesting date is equal to or greater than $20.00.

(4)                                 Mr. Cusack left the Company effective March 1, 2016.

Retention Compensation Subsequent to Fiscal Year End

Subsequent to December 31, 2015, retention bonuses were paid to certain members of senior management and key employees including the named executive officers set forth below. These retention bonuses must be repaid if the officer’s employment ends under certain circumstances within a period of twelve months from the date of payment.

Name	Retention Bonus
Floyd C. Wilson	$3,000,000
Stephen W. Herod	$800,000
Mark J. Mize	$800,000
David S. Elkouri	$800,000

Option Exercises and Stock Vested

The following table summarizes option exercises and the vesting of restricted stock for our named executive officers in 2015.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise(1)	Number of Shares Acquired on Vesting	Value Realized on Vesting(2)
Floyd C. Wilson	—	$—	20,644	$189,663
Stephen W. Herod	—	$—	16,941	$156,549
Mark J. Mize	—	$—	15,031	$138,213
Charles E. Cusack III	—	$—	9,251	$84,963
David S. Elkouri	—	$—	9,112	$81,391

(1)                     The value realized upon the exercise of the option award is determined by multiplying the number of shares acquired on exercise by the difference between the closing price of our common stock on the date of exercise and the exercise price of the option.

(2)                     The value realized equals the closing price of our common stock on the date of vesting, multiplied by the number of shares vested.

Employment Agreements

The initial term of employment of Mr. Wilson was for a term of two years from June 1, 2012, the effective date of his employment agreement, which the Company elected to renew for an additional two years effective June 1, 2014. The initial term of employment of each of Messrs. Herod, Mize, Cusack and Elkouri was originally until December 31, 2013, with automatic one-year extensions unless either party provides written notice thirty days prior to expiration of the initial term or any extension. Our failure to renew an executive’s employment agreement will be considered a termination without cause under each employment agreement.

Board Representation

Mr. Wilson’s employment agreement provides that he will be nominated as a member of our board of directors, and that we will use our best efforts to cause him to be elected, appointed, or re-elected or re-appointed, as a director.

2015 Director Compensation

The table below sets forth certain information concerning the compensation earned in 2015 by our non-employee directors for service on our board of directors and committees of the board of directors during 2015.

Name	Fees Earned or Paid in Cash	Stock Awards(1)(2)	Option Awards	All Other Compensation	Total(3)
Tucker S. Bridwell	$50,000	$135,108	$—	$—	$185,108
James W. Christmas	$113,778	$135,108	$—	$—	$248,886
Thomas R. Fuller	$57,500	$135,108	$—	$—	$192,608
Kevin E. Godwin	$57,389	$135,108	$—	$—	$192,497
David S. Hunt(4)	$15,750	$—	$—	$—	$15,750
James L. Irish III(5)	$2,556	$—	$—	$—	$2,556
David B. Miller	$40,000	$135,108	$—	$—	$175,108
Daniel A. Rioux	$57,333	$135,108	$—	$—	$192,441
Stephen P. Smiley(5)	$4,521	$—	$—	$—	$4,521
Michael A. Vlasic	$64,889	$135,108	$—	$—	$199,997
Mark A. Welsh IV	$52,444	$135,108	$—	$—	$187,552

(1)                                 Represents the grant date fair value of awards granted during the indicated year, as determined in accordance with ASC Topic 718. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Please see the discussion of the assumptions made in the valuation of these awards in “Note 11—Stockholders’ Equity” to the audited consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2015. Generally, the full grant date fair value is the amount that we would expense in our financial statements over the award’s vesting schedule. These amounts reflect our accounting expense, and do not correspond to the actual value that will be recognized by our directors.

(2)                                 The number of restricted stock awards subject to vesting, excluding shares received in lieu of fees, made to each of our directors for service as a director during 2015 was 19,440.

(3)                                 Represents the numerical sum of the dollar amounts reflected in each other column for each director.

(4)                                 Mr. Hunt received a prorated amount of director compensation as a result of his decision not to stand for re-election at the 2015 annual meeting of stockholders.

(5)                                 Messrs. Irish and Smiley received a prorated amount of director compensation as a result of their resignations from our board of directors in January 2015.

Discussion of Director Compensation Table

Employee directors receive no additional compensation for service on our board of directors or any committee of the board of directors. All directors receive actual expense reimbursements associated with attending board and committee meetings. For 2015, our non-employee directors each received $40,000 in cash per year (payable on a quarterly basis in the amount of $10,000). Our director compensation program in 2015 consisted of two principal elements: (1) annual retainer and committee fees and (2) equity consisting of restricted stock awards. Our lead independent director received an additional $50,000 per year (payable on a quarterly basis in the amount of $12,500). Additional annual compensation for each committee chairperson and committee member for all of the committees of our board of directors is set forth below:

Board Committee	Committee Chairperson Additional Compensation	Committee Member (excluding Chairperson) Additional Compensation
Audit	$25,000	$7,500
Compensation	$15,000	$5,000
Nominating and Corporate Governance	$12,500	$5,000
Reserves	$12,500	$5,000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

Halcón Resources Corporation

August 30, 2016	By:	/s/ Floyd C. Wilson
		Name:	Floyd C. Wilson
		Title:	Chairman and Chief Executive Officer